Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mackenzie Valley Environmental Impact Review Board Publishes Draft Terms
    of Reference and Work Plan for the Gahcho Ku Project

    Shares Issued and Outstanding: 59,455,493
    TSX: MPV
    AMEX: MDM

    TORONTO, and NEW YORK, June 6 /CNW/ - Mountain Province Diamonds Inc
("the Company") (MPV: TSX, MDM: AMEX) today announced that the Mackenzie
Valley Environmental Impact Review Board (MVEIRB) has published the draft
Terms of Reference for the Environmental Impact Study and draft Work Plan for the Environmental Impact Review of the Gahcho Ku diamond project located in
Canada's Northwest Territories. Both documents can be accessed online at
www.mveirb.nt.ca and the MVEIRB has called for comments from interested parties by July 11, 2007.
    In terms of the draft Work Plan, the MVEIRB anticipates that the
Environmental Impact Review (EIR) of the Gahcho Ku project will be completed by mid-2009. The MVEIRB stresses that the schedule for the EIR is subject to change and will be updated as necessary and that all dates reported are approximate target dates only.
    Mountain Province Diamonds President and CEO Patrick Evans commented:
"Following the publication of these two important documents, Mountain Province will be meeting with representatives of the MVEIRB as well as the Gahcho Ku project operator, De Beers Canada Inc, to review the draft terms of reference and draft work plan and to assess the likely impact on the projects development schedule". Mr. Evans added: "Shareholders are encouraged to monitor the progress of the Environmental Impact Review of the Gahcho Ku project through the public documents published online at www.mveirb.nt.ca."

    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production. If called on to fund a definitive feasibility study De
Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De
Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 11:30e 06-JUN-07